Exhibit 99.1

Jumia reports Third Quarter 2020 results

Significant progress on path to profitability

Gross profit increased by 22% year-over-year

Operating loss decreased by 49% year-over-year

JumiaPay Total Payment Volume increased by 50% year-over-year

Lagos, November 10, 2020 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the quarter ended September 30, 2020.

Results highlights

●	GMV was €187.3 million, down 28% year-over-year, as the effects of the business mix rebalancing initiated late last year continued playing out during the third quarter of 2020.
●	Gross profit reached €23.2 million, a year-over-year increase of 22%.
●	Gross profit after Fulfillment expense reached €6.6 million, compared to a loss of €1.7 million in the third quarter of 2019.
●	Sales & Advertising expense was €6.2 million, the lowest quarterly amount since 2017 and a year-over-year decrease of 55%. We continued to increase marketing efficiency as Sales & Advertising expense per Order decreased by 53% from c. €2.0 in the third quarter of 2019 to €0.9 in the third quarter of 2020.
●	For the first time at group level, Gross profit after Fulfillment and Sales & Advertising expenses turned positive, with the majority of countries breaking even at this level during the third quarter of 2020.
●	Operating loss reached a three-year low of €28.0 million, decreasing by 49% year-over-year.
●	JumiaPay TPV was €48.0 million, a year-over-year increase of 50%, more than doubling on-platform TPV penetration from 12.2% of GMV in the third quarter of 2019 to 25.6% of GMV in the third quarter of 2020.

“We are making significant progress on our path to profitability with Adjusted EBITDA loss in the third quarter of 2020 decreasing by 50% year-over-year”, commented Jeremy Hodara and Sacha Poignonnec, Co-Chief Executive Officers of Jumia.

“Having established Jumia as the leading pan-African e-commerce platform, we have focused over the past 12 months on firmly advancing towards breakeven. The significant progress achieved was mostly attributable to the thorough work we have done on the fundamentals of our business, with limited support from external factors such as COVID-19. The business mix rebalancing initiated late last year has increased our exposure to everyday product categories and, combined with enhanced promotional discipline, supported unit economics. In addition, we made multiple enhancements across our logistics and marketing operations that led to a decrease in fulfillment and marketing expenses for the third quarter of 2020 by 20% and 55% respectively, on a year-over-year basis. The portfolio optimization completed last year, along with overhead rationalization, contributed to a decrease in G&A costs excluding share-based compensation of 24% year-over-year in the third quarter of 2020. Lastly, we continued to drive robust growth of JumiaPay by more than doubling the penetration of JumiaPay TPV to over 25% of GMV in the third quarter of 2020, a clear sign of our ability to drive pre-payment adoption on our platform efficiently. We believe the fundamentals of our business have never been stronger, setting a robust foundation for the long term, profitable growth of Jumia.”

THIRD QUARTER 2020 – SELECTED BUSINESS HIGHLIGHTS

Brand momentum

●	We continue to position Jumia as the destination of choice for brands in Africa and onboarded over 60 brands on the platform during the quarter.
●	We hosted the Jumia Brands Festival over a seven-day period in September. More than 200 participating brands offered consumers special promotions, including free shipping, across product categories. Participating brands, some of whom across multiple geographies, included l’Oreal, Nivea, Johnson & Johnson, Reckitt Benckiser, Nestle, Pernod Ricard, Mondelez, Pepsi, Nike and many more. In Egypt, Orders during the Brand Festival week surged by more than 70% compared to the prior 6-week average. Fashion, Beauty and FMCG categories accounted for more than 80% of items sold with a number of brands in these segments experiencing triple digit volume uplift during the event compared to their prior 6-week averages.

Cost efficiencies

●	For physical goods logistics, we completed the migration of our delivery pricing model from a price per successfully delivered package to a price per successful stop. This new pricing model generated freight & shipping costs savings of more than €1 million from its implementation in April to September 2020.
●	To drive marketing costs efficiencies, we focus on developing smart algorithms to enhance user experience and ultimately conversion rates. As we increase the depth of our assortment, we are enhancing our product sorting algorithm to improve user experience and product discovery. We have developed an AI-powered algorithm using Learning-to-Rank (“LTR”) technique that leverages user signals (clicks, add-to-carts, orders etc.) and product information to optimize product ranking on category and search results pages. Pilots of the algorithm are showing improved conversion rate from search/navigation to add-to-cart by more than 5%.

JumiaPay development

●	As part of offering an increasing range of financial services to consumers, we are currently piloting in Egypt a pre-paid physical and virtual card, in partnership with Mastercard and ADIB, a leading bank in the Middle East & North Africa region.
●	We launched the pilot of Jumia Games on our JumiaPay app across five countries, in partnership with Mondia, a marketing and digital content distribution company. Jumia Games is a subscription-based service offering unlimited access to over 500 games, including in-app purchases. This initiative aims at providing consumers with a varied range of digital services and engaging experiences, while creating more payment use cases for JumiaPay.

Commitment to community

●	As part of our continued support of businesses affected by COVID-19 disruption, we partnered with the Moroccan Ministry of Handicraft to help Moroccan craftsmen and cooperatives across 16 cities reach consumers online via Jumia. With a rich tradition of craftsmanship, this sector sits at the core of Moroccan culture and heritage. We are proud to support the digital transformation of this industry and make Moroccan craft accessible to millions of consumers online

SELECTED OPERATIONAL KPIs

1.	Marketplace KPIs

	For the three months ended				For the nine months ended
	September 30,			YoY	September 30,			YoY
	2019		2020	Change	2019		2020	Change
Annual Active Consumers (mm)	5.5		6.7	22.8%	5.5		6.7	22.8%
Orders (mm)	7.0		6.6	(5.0)%	18.3		19.8	8.6%
GMV (€ mm)	261.1	(1)	187.3	(28.3)%	738.1	(1)	605.3	(18.0)%

(1) Adjusted for perimeter changes: exit of Cameroon, Rwanda, Tanzania and the travel activities and improper sales practices.

●	Annual Active Consumers reached 6.7 million in the third quarter of 2020, up 23% year-over-year as we continued focusing on both consumer acquisition and existing consumers re-engagement.
●	Orders reached 6.6 million, down 5% year-over-year on the back of a 20% decrease in digital services transactions on the JumiaPay app, while Orders on the rest of the platform were stable. The trend within the digital services on the JumiaPay app is concentrated in airtime recharge transactions as a result of reduced consumer incentives within this category which has historically been promotionally intensive.
●	GMV was €187.3 million, down 28% on a year-over-year basis, as the effects of the business mix rebalancing initiated late last year continued playing out during the third quarter of 2020. To support our path to profitability, we decreased promotional intensity and consumer incentives on lower consumer lifetime value business, while increasing our focus on every-day product categories to drive consumer adoption and usage. This business mix rebalancing drove a c. 24% decrease in average order value from €37.3 in the third quarter of 2019 to €28.2 in the third quarter of 2020, affecting overall GMV performance. We have now reached a diversified category mix where phones and electronics went from contributing 56% of GMV in the third quarter of 2019 to 43% in the third quarter of 2020.
●	We are making meaningful progress in the reduction of the overall rate of Cancellations, Failed Deliveries and Returns (“CFDR”) as we drive further operational efficiencies, including due to an increase in prepayment penetration via JumiaPay. While actual rates of CFDR may vary from one quarter to the other, we observed a significant reduction in this ratio between the third quarter of 2019 and the third quarter of 2020.
o	The CFDR rate as a percentage of GMV decreased from 31% in the third quarter of 2019 to 23% in the third quarter of 2020. The CFDR rate as a percentage of Orders decreased from 23% in the third quarter of 2019 to 14% in the third quarter of 2020. The CFDR rate is typically lower for Orders than for GMV as higher average item value orders tend to show higher CFDR rates.
o	Trends of GMV after CFDR by category showed year-over-year growth of food delivery and other on-demand services of 37%, growth of digital services offered on the JumiaPay app of 14% while physical goods other than phones and electronics remained flat and phones and electronics contracted by 41% year-over-year, as a result of the business mix rebalancing initiated in late 2019. Food delivery recovered in the third quarter of 2020, after being affected by COVID-19 related restaurant shutdowns during the second quarter of 2020.

o	Trends of Orders after CFDR by category showed 48% year-over-year growth of food delivery and other on-demand services, growth of physical goods other than phones and electronics of 15%, contraction of 8% in phones and electronics and contraction of digital services offered on the JumiaPay app of 20%, concentrated in airtime recharge transactions as a result of reduced consumer incentives on these services.
●	The effects of the COVID-19 pandemic continued playing out during the third quarter of 2020, albeit with less supply and logistics disruption than the first half of 2020.
o	The COVID-19 pandemic created economic challenges that negatively impacted consumer sentiment in our countries of operation.
o	As a result of limited recourse to nationwide lockdowns across our footprint, the pandemic did not lead to any drastic changes in consumer behavior on our platform nor meaningful acceleration in consumer adoption of e-commerce at a pan-African level.
o	The supply and logistics disruption that we encountered in selected geographies and in our food delivery business in the first and second quarters of 2020, largely subsided in the third quarter.
o	However, the development of the virus remains a fluid situation and we expect it to drive continued macro and operating environment uncertainty.
●	Beyond external factors that may affect usage development, we drive usage growth as a part of a broader equation where we seek to balance usage growth, platform monetization and cost efficiency. We manage this equation on a dynamic basis and we chose to focus over the past few quarters, and in the third quarter of 2020 in particular, on driving further cost efficiencies and making steady progress towards profitability. We achieved a high level of marketing efficiency with Sales & Advertising expense decreasing by 55% year-over-year in the third quarter of 2020. Our unit economics improved significantly with Adjusted EBITDA loss per Order decreasing by 47% year-over-year, from €6.5 in the third quarter of 2019 to €3.4 in the third quarter of 2020. This development was partly driven by the rebalancing of our business mix and structural improvements across the full cost structure. These changes provide us with a robust foundation to shift further focus into the usage growth aspect of the equation and drive usage growth in a way that takes us forward on our path to profitability.

2.	JumiaPay KPIs

	For the three months ended			For the nine months ended
	September 30,		YoY	September 30,		YoY
	2019	2020	Change	2019	2020	Change
TPV (€ million)	32.0	48.0	50.3%	78.7	137.1	74.3%
JumiaPay Transactions (million)	2.1	2.3	5.9%	5.2	6.9	34.0%

●	TPV increased by 50% from €32.0 million in the third quarter of 2019 to €48.0 million in the third quarter of 2020. On-platform penetration of JumiaPay as a percentage of GMV increased to 25.6% in the third quarter of 2020, more than twice the level of penetration of 12.2% in the third quarter of 2019.
●	JumiaPay Transactions increased by 6% from 2.1 million in the third quarter of 2019 to 2.3 million in the third quarter of 2020, with Transactions above €10, which include prepaid purchases on the Jumia physical goods marketplace and Jumia Food platforms, growing by almost 90% over the same period. Overall, 34.1% of Orders placed on the Jumia platform in the third quarter of 2020 were paid for using JumiaPay, compared to 30.6% in the third quarter of 2019.
●	As of September 30, 2020, JumiaPay was live in 8 markets: Nigeria, Egypt, Morocco, Ivory Coast, Ghana, Kenya, Tunisia and Uganda.

SELECTED FINANCIAL INFORMATION

	For the three months ended			For the nine months ended
	September 30,		YoY	September 30,		YoY
(€ million)	2019	2020	Change	2019	2020	Change
Revenue	40.9	33.7	(17.7)%	111.1	97.9	(11.9)%
Marketplace revenue	19.7	23.4	18.9%	52.4	66.1	26.1%
Commissions	6.1	8.7	43.2%	16.6	24.7	48.6%
Fulfillment	7.3	8.3	13.0%	18.0	22.3	24.1%
Marketing & Advertising	1.6	1.5	(2.2)%	3.8	4.7	24.6%
Value Added Services	4.7	4.9	3.6%	14.0	14.4	2.3%
First Party revenue	21.0	9.8	(53.3)%	58.1	30.7	(47.2)%
Platform revenue	40.7	33.2	(18.4)%	110.6	96.8	(12.5)%
Non-Platform revenue	0.3	0.5	88.3%	0.6	1.1	86.1%

Gross Profit	19.0	23.2	22.5%	51.1	64.9	27.1%

Fulfillment expense	(20.7)	(16.6)	(19.7)%	(53.5)	(49.8)	(6.9)%
Sales & Advertising expense	(13.8)	(6.2)	(55.1)%	(40.5)	(22.3)	(45.0)%
Technology and Content expense	(7.0)	(6.3)	(9.6)%	(19.5)	(20.5)	5.1%
General and Administrative expense ("G&A")	(32.7)	(22.7)	(30.4)%	(105.3)	(84.2)	(20.1)%
of which Share Based Compensation ("SBC")	(7.1)	(3.4)	(51.9)%	(31.9)	(12.0)	(62.4)%
G&A expense, excluding SBC	(25.6)	(19.3)	(24.5)%	(73.4)	(72.2)	(1.6)%

Adjusted EBITDA	(45.4)	(22.7)	(50.1)%	(129.3)	(91.2)	(29.5)%

Operating loss	(54.6)	(28.0)	(48.8)%	(166.8)	(109.3)	(34.5)%

Revenue

●	First Party revenue decreased by 53% in the third quarter of 2020 compared to the third quarter of 2019. This was in line with our strategy to undertake fewer sales on a first party basis as we focus on running an asset light marketplace model where third-party sellers offer consumers an expanding range of products and services. Shifts in the mix between first party and marketplace activities trigger substantial variations in our Revenue as we record the full sales price net of returns as First Party revenue and only commissions and fees in the case of Marketplace revenue. Accordingly, we steer our operations not on the basis of our total Revenue, but rather on the basis of Gross profit, as changes between third-party and first-party sales are largely eliminated at the Gross profit level.
●	Marketplace revenue reached €23.4 million in the third quarter of 2020, up 19% compared to the third quarter of 2019. This was mostly driven by an increase in Commissions and Fulfillment revenue, which increased by 43% and 13% year-over-year respectively.
o	Commissions grew due to an increase in the share of higher commission rate categories including fashion, beauty or FMCG as well as lower promotional intensity.
o	Fulfillment revenue increased by 13% as a result of continued shipping fees adjustments as well as pricing changes within our cross-border logistics, whereby part of the international shipping fees that were previously charged to sellers were instead passed on to consumers. This change resulted in some of our international logistics revenue being recorded as Fulfillment revenue instead of revenue from Value Added Services.
o	Value Added Services increased by 4% as adjustments to our shipping fees led to an increase in shipping contributions from local sellers, which more than offset the effects of the aforementioned pricing changes in our cross-border logistics.
o	We manage monetization pressure on our sellers in a very disciplined manner and, during the third quarter of 2020, reduced pressure on the advertising front leading to a decrease of 2% of this revenue stream while placing more focus on fulfillment costs pass-through.

Gross Profit

Gross profit increased by 22% to €23.2 million in the third quarter of 2020 from €19.0 million in the third quarter of 2019 as a result of the increase in Marketplace revenue.

Fulfillment Expense

●	Fulfillment expense decreased by 20% in the third quarter of 2020 on a year-over-year basis as a result of operational enhancements across our logistics operations. These included the optimization of our cross-border shipping matrix, staff costs savings in our fulfillment centers and a change in our volume pricing model from cost per package to cost per stop.
●	During the third quarter of 2020, Gross profit after Fulfillment expense reached €6.6 million compared to a loss of €1.7 million in the third quarter of 2019, demonstrating continued unit economics improvement as we drive usage on our platform.
●	Lastly, we are able to pass-on an increasing proportion of our Fulfillment expense to the combination of consumers and sellers via our Fulfillment and Value Added Services revenue streams respectively. The pass-through of our Fulfillment expense, measured as the ratio of the sum of Fulfillment and Value Added Services revenue over Fulfillment expense, increased from 58% in the third quarter of 2019 to 79% in the third quarter of 2020.

Sales & Advertising Expense

●	Sales & Advertising expense decreased by 55% from €13.8 million in the third quarter of 2019 to €6.2 million in the third quarter of 2020, its lowest level in more than 3 years. This is driving strong marketing efficiency with Sales & Advertising expense per Order decreasing by 53%, from €2.0 per Order in the third quarter of 2019 to €0.9 in the third quarter of 2020. This development was partly attributable to continued enhancements to our performance marketing strategy across search and social media channels, notably through more granular segmentation of our target market with differentiated campaigns and content for each segment.

●	While quarterly fluctuations in this metric may occur, we reached during the third quarter of 2020 the milestone of breakeven at Gross profit after Fulfillment and Sales & Advertising expenses, with the majority of countries reaching breakeven at this level.

General and Administrative Expense

General & Administrative expense, excluding SBC, reached €19.3 million, down 24% on a year-over-year basis. This was partly a result of staff costs reductions and professional fees savings, largely attributable to the portfolio optimization and cost rationalization initiatives undertaken in late 2019.

Operating loss

Operating loss was €28.0 million in the third quarter of 2020 while Adjusted EBITDA loss was €22.7 million, decreasing by 49% and 50% on a year-over-year basis respectively, demonstrating meaningful progress on our path to profitability.

Cash Position

At the end of September 30, 2020, we had €147.1 million of cash on our balance sheet. During the third quarter of 2020, cash utilization was €27.2 million due to a net decrease in Cash & Cash equivalents of €22.1 million, down 52% year-over-year, and effects of exchange rate changes on Cash & Cash equivalents of €5.1 million largely attributable to translation effects on cash held in USD.

GUIDANCE

Our focus continues to be on making further progress towards breakeven and we remain committed to reducing our Adjusted EBITDA loss in absolute terms in the fourth quarter of 2020 compared to the fourth quarter of 2019.

The ongoing COVID-19 pandemic as well as the ensuing economic challenges result in substantial uncertainty concerning our operating environment and financial outlook. This may be further exacerbated by instances of social protests, as experienced in Nigeria over the course of October as part of the End SARS campaign.

These external factors, combined with continued focus on cost efficiency and, to a lesser extent, the continued effects of the business mix rebalancing, are likely to drive continued volatility across some of our key performance indicators.

CONFERENCE CALL AND WEBCAST INFORMATION

Jumia will host a conference call today, November 10, 2020 at 8:30 a.m. U.S. Eastern Time to discuss Jumia’s results. Details of the conference call are as follows:

Participant Dial in (Toll Free): 1-844-750-4870

Participant International Dial in: 1-412-317-6016

Canada Toll Free: 1-855-669-9657

UK Toll Free: 0800-279-9489

A live webcast of the earnings conference call can be accessed on the Jumia Investor Relations website: https://investor.jumia.com/

An archived webcast will be available following the call.

(UNAUDITED)

Interim condensed consolidated statement of comprehensive income as of September 30, 2019 and 2020

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
In thousands of EUR	2019	2020	2019	2020
Revenue	40,916	33,672	111,132	97,863
Cost of revenue	21,937	10,425	60,066	32,952
Gross profit	18,979	23,247	51,066	64,911

Fulfillment expense	20,707	16,623	53,512	49,818
Sale and advertising expense	13,775	6,190	40,529	22,284
Technology and content expense	6,984	6,312	19,544	20,540
General and administrative expense	32,660	22,724	105,325	84,186
Other operating income	713	648	1,392	2,801
Other operating expense	177	1	308	154
Operating loss	(54,611)	(27,955)	(166,760)	(109,270)

Finance income	4,390	1,036	4,912	2,969
Finance costs, net	(103)	4,674	1,573	6,339
Loss before Income tax	(50,118)	(31,593)	(163,421)	(112,640)

Income tax expense	(208)	793	53	1,387
Loss for the period	(49,910)	(32,386)	(163,474)	(114,027)

Attributable to:
Equity holders of the Company	(49,817)	(32,323)	(163,228)	(113,845)
Non-controlling interests	(93)	(63)	(246)	(182)
Loss for the period	(49,910)	(32,386)	(163,474)	(114,027)

Other comprehensive income/loss to be classified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations - net of tax	(19,772)	18,197	(30,279)	48,049
Other comprehensive income / (loss) on net investment in foreign operations - net of tax	20,525	(18,665)	31,310	(49,154)
Other comprehensive income / (loss)	753	(468)	1,031	(1,105)
Total comprehensive loss for the period	(49,157)	(32,854)	(162,443)	(115,132)

Attributable to:
Equity holders of the Company	(49,064)	(32,794)	(162,197)	(114,950)
Non-controlling interests	(93)	(60)	(246)	(182)
Total comprehensive loss for the period	(49,157)	(32,854)	(162,443)	(115,132)

(UNAUDITED)

Interim condensed consolidated statement of financial position as of December 31, 2019 and September 30, 2020

	As of
	December 31,	September 30,
In thousands of EUR	2019	2020
Assets

Non-current assets
Property and equipment	17,434	15,509
Intangible assets	47	507
Deferred tax assets	109	102
Other non-current assets	1,508	1,352
Total Non-current assets	19,098	17,470

Current assets
Inventories	9,996	7,688
Trade and other receivables	16,936	10,070
Income tax receivables	725	938
Other taxes receivables	5,395	5,255
Prepaid expenses	12,593	5,995
Term deposits and other current assets	62,418	1,039
Cash and cash equivalents	170,021	147,149
Total Current assets	278,084	178,134
Total Assets	297,182	195,604

Equity and Liabilities

Equity
Share capital	156,816	162,162
Share premium	1,018,276	1,018,276
Other reserves	104,114	108,776
Accumulated losses	(1,096,134)	(1,210,421)
Equity attributable to the equity holders of the Company	183,072	78,793
Non-controlling interests	(498)	(675)
Total Equity	182,574	78,118

Liabilities
Non-current liabilities
Non-current borrowings	6,127	6,786
Provisions for liabilities and other charges – non-current	226	308
Deferred income – non-current	1,201	923
Total Non-current liabilities	7,554	8,017

Current liabilities
Current borrowings	3,056	2,573
Trade and other payables	56,438	52,405
Income tax payables	10,056	10,245
Other taxes payable	4,473	9,058
Provisions for liabilities and other charges	27,040	30,630
Deferred income	5,991	4,558
Total Current liabilities	107,054	109,469
Total Liabilities	114,608	117,486
Total Equity and Liabilities	297,182	195,604

(UNAUDITED)

Interim condensed consolidated statement of cash flows as of September 30, 2019 and 2020

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
In thousands of EUR	2019	2020	2019	2020
Loss before Income tax	(50,118)	(31,593)	(163,421)	(112,640)
Depreciation and amortization of tangible and intangible assets	2,054	1,893	5,528	6,106
Impairment losses on loans, receivables and other assets	559	288	2,607	3,538
Impairment losses on obsolete inventories	374	208	727	600
Share-based payment expense	7,100	3,418	31,934	11,998
Net (gain)/loss from disposal of tangible and intangible assets	(5)	1	(170)	11
Net (gain)/loss from disposal of financial assets at amortized cost	—	—	6	—
Impairment losses on investment in subsidiaries	28	—	28	—
Change in provision for other liabilities and charges	1,493	(2,957)	3,039	4,027
Lease modification (income)/expense	—	(57)	—	(57)
Interest (income)/expenses	(498)	222	(302)	374
Net unrealized foreign exchange (gain)/loss	(3,910)	4,292	(3,022)	4,361
(Increase)/Decrease in trade and other receivables, prepayments and VAT receivables	6,248	2,801	(6,188)	9,460
(Increase)/Decrease in inventories	3,275	1,120	(1,516)	327
Increase/(Decrease) in trade and other payables, deferred income and VAT payables	(9,136)	179	390	1,396
Income taxes paid	(145)	(449)	(1,271)	(1,396)
Net cash flows used in operating activities	(42,681)	(20,634)	(131,631)	(71,895)
Cash flows from investing activities
Purchase of property and equipment	(1,481)	(436)	(3,608)	(1,348)
Proceeds from disposal of property and equipment	3	—	12	3
Purchase of intangible assets	(30)	(487)	(31)	(496)
Proceeds from sale of intangible assets	3	—	222	—
Payment for acquisition of subsidiary, net of cash acquired	9	—	7	—
Interest received	45	524	533	651
Movement in other non-current assets	(6)	—	(184)	78
Movement in term deposits and other current assets	—	(392)	(62,715)	61,675
Net cash flows (used in) / from investing activities	(1,457)	(791)	(65,764)	60,563
Cash flows from financing activities
Repayment of borrowings	(5)	—	(5)	—
Interest settled - financing	(78)	20	(78)	(27)
Repayment of lease interest	67	(323)	(700)	(985)
Repayment of lease liabilities	(1,210)	(518)	(2,547)	(3,046)
Equity transaction costs	(1,109)	(118)	(4,856)	(426)
Capital contributions	5	—	329,178	—
Proceeds from exercise of share options	—	260	—	571
Net cash flows (used in) / from financing activities	(2,330)	(679)	320,992	(3,913)
Net decrease/increase in cash and cash equivalents	(46,468)	(22,104)	123,597	(15,245)
Effect of exchange rate changes on cash and cash equivalents	2,145	(5,073)	2,841	(7,627)
Cash and cash equivalents at the beginning of the period	271,396	174,326	100,635	170,021
Cash and cash equivalents at the end of the period	227,073	147,149	227,073	147,149

Forward Looking Statements

This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS and Other Financial and Operating Metrics

Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.

This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Annual Active Consumers, Orders and GMV. We define Annual Active Consumers, Orders, GMV, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:

Annual Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.

We believe that Annual Active Consumers is a useful indicator for adoption of our offering by consumers in our markets.

Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.

We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.

GMV corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.

We believe that GMV is a useful indicator for the value transacted on our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.

We use Annual Active Consumers, Orders and GMV as some of many indicators to monitor usage of our platform.

Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services completed using JumiaPay including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.

We believe that TPV provides a useful indicator of the development, and adoption by consumers, of our payment services offerings.

JumiaPay Transactions corresponds to the total number of orders for products and service completed using JumiaPay, irrespective of cancellations or returns, for the relevant period.

We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by consumers, of our payment services offerings for orders on our platform irrespective of the monetary value of the individual transactions.

We use TPV and the number of JumiaPay Transactions to measure the development of our payment services.

Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense, finance income, finance costs, depreciation and amortization and share-based payment expense.

Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Management uses Adjusted EBITDA:

•

as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•	to evaluate the performance and effectiveness of our strategic initiatives; and
•	to evaluate our capacity to expand our business.

Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:

•	Adjusted EBITDA does not reflect our share-based payments, income tax expense or the amounts necessary to pay our taxes;
•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period.

The following table provides a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(€ million)	2019	2020	2019	2020
Loss for the period	(49.9)	(32.4)	(163.5)	(114.0)
Income tax expense	(0.2)	0.8	0.1	1.4
Net Finance costs / (income)	(4.5)	3.6	(3.3)	3.4
Depreciation and amortization	2.1	1.9	5.6	6.1
Share-based payment expense	7.1	3.4	31.9	12.0
Adjusted EBITDA	(45.4)	(22.7)	(129.3)	(91.2)